Exhibit 99.1

LEIFRAS Co., Ltd. to Host First Half of Fiscal Year 2025 Earnings Calls on Thursday, November 20, 2025

TOKYO, Nov. 13, 2025 /PRNewswire/ – LEIFRAS Co., Ltd. (Nasdaq: LFS) (the “Company” or “Leifras”), a sports and social business company dedicated to youth sports and community engagement, today announced that it will host conference calls to discuss its financial results for the six months ended June 30, 2025. The Company will host a Japanese-language conference call at 7:00 am U.S. Eastern Time (9:00 pm Japan Standard Time) and an English-language conference call at 8:30 am U.S. Eastern Time (10:30 pm Japan Standard Time) on November 20, 2025.

To attend the earnings conference calls, please use the following access information.

Dial-in details for the Japanese-language conference call:

Date:	November 20, 2025

Time:	7:00 am U.S. Eastern Time (9:00 pm Japan Standard Time)

Pre-registration Link for Dial-in Access:	https://zoom.us/webinar/register/WN_wTISyeU1RjWw3ig_JX9KyA

Dial-in details for the English-language conference call:

Date:	November 20, 2025

Time:	8:30 am U.S. Eastern Time (10:30 pm Japan Standard Time)

International:	1-412-902-4272

USA/Canada Toll Free:	1-888-346-8982

Japan Toll Free:	0066-33-1-33094

Conference ID:	Leifras Co., Ltd.

Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=Ir1uMmmo

Please dial in at least 15 minutes before the commencement of the calls to ensure timely participation.

For those unable to participate, an audio replay of the English-language conference call at 8:30 am U.S. Eastern Time will be available from approximately one hour after the end of the live call until November 27, 2025. The dial-in for the replay is +1-855-669-9658 within the United States and Canada or +1-412-317-0088 internationally. The replay access code is 9722466.

A live and archived webcast of both conference calls will also be available at the Company’s investor relations website at https://ir.leifras.co.jp/.

About LEIFRAS Co., Ltd.

Headquartered in Tokyo, Leifras is a sports and social business company dedicated to youth sports and community engagement. The Company primarily provides services related to the organization and operations of sports schools and sports events for children. As of December 31, 2024, Leifras was recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities by Tokyo Shoko Research. The Company’s approach to sports education emphasizes the development of non-cognitive skills, following the teaching principle “acknowledge, praise, encourage, and motivate.” The holistic approach that integrates physical and mental development sets Leifras apart in the industry. Building upon deep experience and know-how in sports education, Leifras also operates a robust social business sector, dispatching sports coaches to meet various community needs with the aim to promote physical health, social inclusion, and community well-being across different demographics. For more information, please visit the Company’s website: https://ir.leifras.co.jp/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com